Filed pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated November 2, 2011

Relating to Preliminary Prospectus Supplement dated November 2, 2011

Registration Statement No. 333-162731

PRICING TERM SHEET

DATED NOVEMBER 2, 2011

HUMAN GENOME SCIENCES, INC.

3.00% CONVERTIBLE SENIOR NOTES DUE 2018

The information in this pricing term sheet relates only to the offering of the 3.00% Convertible Senior Notes due 2018 and supplements Human Genome Sciences, Inc.’s preliminary prospectus supplement, dated November 2, 2011, including the documents incorporated by reference therein, and the accompanying base prospectus dated October 29, 2009 (together, the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. The Issuer has increased the offering of the notes to $430.0 million aggregate principal amount (or $494.5 million if the option to purchase additional notes is exercised in full). Corresponding changes will be made wherever applicable in the Preliminary Prospectus, including as discussed below.

Issuer:	Human Genome Sciences, Inc.

Exchange/Symbol for the Issuer’s Common Stock:	NASDAQ: HGSI

Title of Securities:	3.00% Convertible Senior Notes due 2018

Distribution:	Registered

Aggregate Principal Amount Offered:	$430.0 million ($494.5 million if the option to purchase additional notes is exercised in full)

Maturity Date:	November 15, 2018, unless earlier repurchased or converted

Interest Rate:	3.00% per year, accruing from November 7, 2011

Interest Payment Dates:	May 15 and November 15, beginning May 15, 2012

Last Sale Price:	$10.25 per share of the Issuer’s common stock on the NASDAQ on November 1, 2011

Conversion Premium:	30.0% above the Last Sale Price

Initial Conversion Rate:	75.0469 shares of the Issuer’s common stock per $1,000 principal amount of the notes

Initial Conversion Price:	Approximately $13.33 per share of the Issuer’s common stock

Use of Proceeds:

The Issuer intends to use approximately $43.7 million of the net proceeds of the offering to fund the cost of the capped call transactions described below that the Issuer will enter into with one or more counterparties (the “hedge counterparties”) in connection with the pricing of the notes. If the underwriters exercise their option to purchase additional notes, the Issuer may use a portion of the net proceeds from the sale of such additional notes to fund the cost of entering into additional capped call transactions with the hedge counterparties.

The Issuer intends to use the remaining net proceeds from the offering for general corporate purposes, which may include repurchases of the Issuer’s outstanding 2012 Notes before their scheduled maturity date on August 15, 2012, or repayment of the 2012 Notes at maturity unless the 2012 Notes are converted into our common stock.

Capped Call Transaction:	In connection with the pricing of the notes, the Issuer will enter into capped call transactions with the hedge counterparties with respect to the number of shares of the Issuer’s common stock initially issuable upon conversion of the notes. If the underwriters exercise their option to purchase additional notes, the Issuer may enter into additional capped call transactions with the hedge counterparties with respect to the number of shares of our common stock initially issuable upon conversion of the additional notes. The capped call transactions will cover the number of shares of the Issuer’s common stock initially issuable upon conversion of the notes or additional notes, as applicable, with an initial strike price equal to the initial conversion price of the notes and with a cap price initially equal to $18.45, or approximately 180% of the Last Sale Price (in each case subject to certain anti-dilution adjustments).

Ranking:	Senior Unsecured

Pricing Date:	November 2, 2011

Trade Date:	November 2, 2011

Closing Date:	November 7, 2011

Settlement:	DTC

CUSIP:	444903 AN8

ISIN:	US444903AN84

Underwriters:	Citigroup Global Markets Inc.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	If a “make-whole fundamental change” (as defined in the Preliminary Prospectus) occurs, the Issuer will, under certain circumstances, increase the conversion rate for the notes. The following table sets forth the number of additional shares per $1,000 principal amount of notes by which the conversion rate shall be increased upon conversion in connection with a make-whole fundamental change:

Effective Date	Stock Price
	$10.25	$11.00	$12.00	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$75.00
November 7, 2011	22.5141	19.7838	16.7163	10.8276	6.6736	4.9395	3.8899	3.1466	2.6008	1.8437	0.8675
November 15, 2012	22.5141	19.7916	16.5163	10.3650	6.0960	4.4602	3.5077	2.8422	2.3538	1.6749	0.7955
November 15, 2013	22.5141	19.8482	16.3623	9.8459	5.3685	3.9373	3.0845	2.5013	2.0734	1.4802	0.7092
November 15, 2014	22.5141	19.8355	16.1208	9.1766	4.6699	3.2967	2.5932	2.1125	1.7545	1.2580	0.6080
November 15, 2015	22.5141	19.7061	15.7142	8.3856	3.7522	2.5929	2.0504	1.6755	1.3956	1.0048	0.4901
November 15, 2016	22.5141	19.2830	14.9519	7.1926	2.6942	1.8208	1.4491	1.1876	0.9915	0.7174	0.3539
November 15, 2017	22.5141	18.2125	13.3819	5.2070	1.3765	0.9727	0.7778	0.6390	0.5348	0.3890	0.1947
November 15, 2018	22.5141	15.8622	8.2864	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is more than $75.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $10.25 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 97.5610 per $1,000 principal amount of notes, subject to adjustment in the same manner, at the same time and for the same events as the conversion rate as set forth under “Description of the notes—Conversion rights—Conversion Rate Adjustments” in the Preliminary Prospectus.

The Issuer’s obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

CAPITALIZATION

The “Capitalization” section on page S-25 of the Preliminary Prospectus is hereby replaced in its entirety with the “Capitalization” section set forth below, giving effect to the increased size of this offering to $430.0 million aggregate principal amount (or $494.5 million if the option to purchase additional notes is exercised in full):

The following table sets forth our cash, cash equivalents and investments and our capitalization as of September 30, 2011:

•	on an actual basis;

•	as adjusted to give effect to the payment at maturity of our outstanding 2 1/4% Convertible Subordinated Notes due 2011 on October 15, 2011; and

•

as further adjusted to give effect to the sale of $430.0 million aggregate principal amount of notes in this offering after deducting estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional notes) and the use of proceeds described in “Use of Proceeds.”

You should read this information in conjunction with our financial statements and other financial information that are included or incorporated by reference in the Preliminary Prospectus.

	As of September 30, 2011
	Actual	As Adjusted	As Further Adjusted
	(Unaudited) (In thousands, except for share and per share data)
Cash, cash equivalents and investments
Cash and cash equivalents	$37,660	$37,660	$411,604
Marketable securities	502,137	422,908	422,908
Marketable securities, non-current	—	—	—
Restricted Investments	79,921	79,921	79,921

Total cash, cash equivalents and investments	$619,718	$540,489	$914,433

Capitalization
Debt:
2 1/4% Convertible Subordinated Notes due 2011(1)	$78,346	$—	$—
2 1/4% Convertible Subordinated Notes due 2012(1)	194,456	194,456	194,456
3.00% Convertible Senior Notes due 2018 offered hereby(3)	—	—	314,209
BioMed lease financing	251,744	251,744	251,744

Total debt	$524,546	$446,200	$760,409

Stockholders’ equity:
Common stock—$.01 par value per share; shares authorized—400,000,000; shares issued and outstanding—198,664,617(2)	$1,987	$1,987	$1,987
Additional paid-in capital (3) (4)	3,161,193	3,161,193	3,233,253
Accumulated other comprehensive income	5,598	5,598	5,598
Accumulated deficit	(2,719,981)	(2,719,981)	(2,719,981)

Total stockholders’ equity	448,797	448,797	520,857

Total Capitalization	$973,343	$894,997	$1,281,266

(1)	In October 2004, we issued $280.0 million aggregate principal amount of our 2011 Notes of which $78.3 million in aggregate principal amount remained outstanding as of September 30, 2011, and in August 2005, we issued $230.0 million aggregate principal amount of our 2012 Notes of which $206.7 million in aggregate principal amount remained outstanding as of September 30, 2011. Pursuant to ASC 470-20, these notes are recorded at a discount offset by the amount of the discount being reflected as additional paid-in capital. The discount is amortized over the term of the notes.

(2)	The number of shares shown as issued and outstanding in the table above excludes:

•

an aggregate of approximately 5,039,430 shares and 11,624,827 shares of our common stock issuable upon conversion of our outstanding 2011 Notes and 2012 Notes, respectively, at an applicable conversion price of approximately $15.55 and $17.78 per share, respectively;

•

an aggregate of approximately 32,270,167 shares (or 37,110,692 shares if the underwriters exercise their option to purchase additional notes in full) of our common stock issuable upon conversion of the notes offered hereby at an applicable conversion price of approximately $13.33 per share;

•	25,938,193 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2011, having a weighted-average exercise price of $16.40 per share;

•	376,809 shares of our common stock issuable upon the vesting of restricted stock unit awards outstanding as of September 30, 2011; and

•

an aggregate of 5,701,431 and 596,625 shares of our common stock reserved as of September 30, 2011 under our Amended and Restated Stock Incentive Plan and our Employee Stock Purchase Plan, respectively.

(3)	Amounts shown below reflect the application of ASC 470-20, which requires issuers to separately account for the liability and equity components of convertible debt instruments that may settle in cash (such as the notes and our existing convertible notes). In accordance with ASC 470-20, we estimate that $430.0 million aggregate principal amount of the notes will be recognized as follows (in thousands):

Liability component
Principal	$430,000
Less: debt discount	(115,791)

Net carrying amount	$314,209

Equity component	$115,791

The equity component associated with the notes is reflected in the capitalization table as an increase to additional paid-in capital, as further adjusted.

(4)	Additional paid-in capital, as further adjusted, has also been reduced by $43.7 million, representing the cost of the capped call transactions entered into in connection with the pricing of the notes. No impact for deferred taxes is recorded due to our full valuation allowance position for tax.

The Issuer has filed a registration statement (including the preliminary prospectus supplement dated November 2, 2011 and an accompanying prospectus dated October 29, 2009) with the SEC, for the offering to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from offices of Citigroup Global Markets Inc. at Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone number (800) 831-9146 or email at batprospectusdept@citi.com.

This communication should be read in conjunction with the preliminary prospectus supplement dated November 2, 2011 and the accompanying prospectus dated October 29, 2009. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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